 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2021
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

RedHill Biopharma Ltd. announces the voluntary resignation of Mr. Giuseppe Cipriano from the Company’s Board of Directors, following his resignation from his position as Chief Operating Officer of Cosmo Pharmaceuticals NV for personal reasons, and the appointment of Mr. Alessandro Della Chà to the RedHill Board of Directors, effective as of February 1, 2021.

Mr. Della Chà has served as the Chief Executive Officer of Cosmo Pharmaceuticals NV since 2014 and as a board member since 2006. In addition, Mr. Della Chà serves as a board member of Acacia Pharma Group plc. Mr. Della Chà received a degree in law from the University of Milan, Italy, and an LL.M. in European Union commercial law from the University of Leicester, United Kingdom.

Mr. Dror Ben-Asher, Chairman and Chief Executive Officer of RedHill, said: "The board would like to thank Mr. Cipriano for his contribution to the Company and wish him all the best in his future endeavors. We are pleased to welcome Mr. Della Chà and are confident that his experience will be a valuable addition to our board as we continue to execute our strategy and grow our business."

This Form 6-K is incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122) and on July 24, 2019 (File No. 333-232776) and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on February 25, 2016 (Registration No. 333-209702), on July 23, 2018 (File No. 333-226278) and on July 24, 2019 (File No. 333-232777).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: February 2, 2021	By:	/s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer